UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 16, 2022

SPIRE GLOBAL, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39493	85-1276957
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8000 Towers Crescent Drive Suite 1100 Vienna, Virginia	22182
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (202) 301-5127

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On November 16, 2022, Spire Global, Inc., a Delaware corporation (the “Company”), announced the commencement of an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”), which warrants trade on the New York Stock Exchange under the symbol “SPIR.WS” and were issued under the warrant agreement dated September 9, 2020 by and between NavSight Holdings, Inc., the Company’s predecessor (“NavSight”) and American Stock Transfer & Trust Company (the “Warrant Agreement”) in connection with NavSight’s initial public offering (“IPO”) (the “Public Warrants”), and (ii) private warrants to purchase shares of Class A Common Stock issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the public warrants, the “Warrants”). The Company is offering to all holders of the Warrants the opportunity to receive 0.2 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer.

Concurrently with the Offer, the Company is also soliciting consents from holders of the Public Warrants to amend the Warrant Agreement to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”). The Offer and Consent Solicitation are being made pursuant to a prospectus/offer to exchange, dated November 16, 2022 (the “Prospectus/Offer to Exchange”), and Schedule TO, dated November 16, 2022 (the “Schedule TO”). The Offer and Consent Solicitation will expire at 11:59 p.m., Eastern Time, on December 14, 2022, or such later time and date to which the Company may extend. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the then outstanding Public Warrants. Parties representing approximately 21% of the outstanding Public Warrants and 100% of the outstanding Private Warrants have agreed to tender their Public Warrants and Private Warrants (as applicable) in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 44% of the outstanding Public Warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted.

On November 16, 2022, the Company issued a press release announcing the commencement of the Offer and Consent Solicitation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Requests for documents may also be directed to the D.F. King & Co. at (866) 796-6867 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: SPIRE@dfking.com. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Holders of the Warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements, including statements regarding the expected timing of the Offer and Consent Solicitation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed November 16, 2022, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Current Report on Form 8-K may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Spire Global, Inc. press release dated November 16, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRE GLOBAL, INC.

Date: November 16, 2022	By:	/s/ Peter Platzer
	Name:	Peter Platzer Chief
	Title:	Executive Officer

Exhibit 99.1

Spire Global, Inc. Announces Commencement of Exchange Offer and Consent Solicitation Relating to Warrants

Vienna, VA (November 16, 2022) – Spire Global, Inc. (NYSE: SPIR) (“Spire” or the “Company”), a leading provider of space-based data, analytics and space services, today announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) publicly traded warrants (the “Public Warrants”) to purchase shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”), which warrants trade on the New York Stock Exchange under the symbol “SPIR.WS”, and (ii) private warrants to purchase shares of Class A Common Stock (the “Private Warrants” and, together with the Public Warrants, the “Warrants”). The purpose of the Offer and Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the Warrants, thereby providing the Company with more flexibility for financing its operations in the future.

Exchange Offer and Consent Solicitation Relating to Warrants

The Company is offering to all holders of the Warrants the opportunity to receive 0.2 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 3,619,996 shares of its Class A Common Stock in exchange for the Warrants.

Concurrently with the Offer, the Company is also soliciting consents from holders of the Public Warrants to amend the warrant agreement that governs all of the Warrants (the “Warrant Agreement”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the then outstanding Public Warrants is required to approve the Warrant Amendment. Parties representing approximately 21% of the outstanding Public Warrants and 100% of the outstanding Private Warrants have agreed to tender their Public Warrants and Private Warrants (as applicable) in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 44% of the outstanding Public Warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted. The offering period will continue until 11:59 p.m., Eastern Time, on December 14, 2022, or such later time and date to which the Company may extend (the “Expiration Date”), as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (each as defined below). Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date.

The Offer and Consent Solicitation are being made pursuant to a prospectus/offer to exchange, dated November 16, 2022 (the “Prospectus/Offer to Exchange”), and Schedule TO, dated November 16, 2022 (the “Schedule TO”), each of which have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Company’s Class A Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “SPIR” and “SPIR.WS,” respectively. As of November 14, 2022, there were (i) 140,011,711 shares of Class A Common Stock outstanding, (ii) 12,058,614 shares of the Company’s Class B Common Stock, par value of $0.0001 per share (the “Class B Common Stock”), outstanding and (iii) a total of 18,099,982 Warrants outstanding, including 11,499,982 Public Warrants and 6,600,000 Private Warrants. Assuming all Warrant holders tender their Warrants for exchange in the Offer, the Company would expect to issue up to 3,619,996 shares of Class A Common Stock, resulting in 143,631,707 shares of Class A Common Stock outstanding (an increase of approximately 2.6%) and 12,058,614 shares of Class B Common Stock outstanding for a total issued share capital of 155,690,321 shares of common stock (an increase of approximately 2.4%), and no Public or Private Warrants outstanding. Shares of Class B Common Stock have no economic rights, but do have voting rights of nine votes per share, as well as equal rights with the Class A Common Stock upon liquidation events. Warrants to purchase 3,694,880 shares of Class A Common Stock issued in connection with the Company’s Blue Torch financing are not a part of this Offer and will remain outstanding.

The Company has engaged Deutsche Bank Securities as the dealer manager for the Offer and Consent Solicitation (the “Dealer Manager”). Any questions or requests for assistance concerning the Offer and Consent Solicitation may be directed to Deutsche Bank Securities at:

Deutsche Bank Securities Inc.

1 Columbus Circle

New York, New York 10019

Attention: Equity-Linked Capital Markets

(212) 250-5600

D.F. King & Co., Inc. has been appointed as the information agent for the Offer and Consent Solicitation (the “Information Agent”), and American Stock Transfer & Trust Company has been appointed as the exchange agent (the “Exchange Agent”).

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to the Information Agent at (866) 796-6867 (for Warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: SPIRE@dfking.com. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the Warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the Information Agent, the Exchange Agent, or the Dealer Manager makes any recommendation as to whether or not holders of Warrants should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

About Spire Global, Inc.

Spire (NYSE: SPIR) is a leading global provider of space-based data, analytics and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Ontario, Glasgow, Oxfordshire, Luxembourg, and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the expected timing of the Offer and Consent Solicitation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed November 16, 2022, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Contacts:

Media:

Hillary Yaffe

hillary.yaffe@spire.com

Investors:

Benjamin Hackman

benjamin.hackman@spire.com